Filed by J.P. Morgan Chase & Co. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Bank One Corporation
Subject Company’s Exchange Act File No.:
001-15323

          This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, J.P. Morgan Chase’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

          The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of J.P. Morgan Chase and Bank One filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

          Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

          The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive

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officers is available in its proxy statement filed with the Securities and Exchange Commission by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

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J A N U A R Y 1 5 , 2 0 0 4 C R E A T I N G S C A L E, B A L A N C E A N D S H A R E H O L D E R V A L U E J.P. M O R G A N C H A S E & C O .

Regulation MA Disclosure This investor presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between JPMorgan Chase and Bank One, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Bank One's and JPMorgan Chase's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of JPMorgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause JPMorgan Chase's and Bank One's results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of JPMorgan Chase and Bank One, and in the Quarterly Reports on Form 10-Q of JPMorgan Chase and Bank One, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about JPMorgan Chase and Bank One, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, NY 10017, Attention: Office of the Secretary, 212-270-6000, or to Bank One Corporation, 1 Bank One Plaza IL1-0738, Chicago, IL 60670-0738, Attention: Investor Relations, 312-336-3013. The respective directors and executive officers of JPMorgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding JPMorgan Chase's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by JPMorgan Chase on March 28, 2003, and information regarding Bank One's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available. 1

Creating Value for Shareholders and Customers Balanced business mix Market leadership across business lines Scale & financial strength + + Consistent earnings growth Value of cost savings exceeds premium Deep and proven management team to handle integration Strong balance sheet and significant excess capital generation 3

Merger Summary 5

Deep and Proven Management Team Lines of business: Card - Campbell (Chairman), Srednicki (CEO) Middle Market - Boshart Retail - Scharf T&SS - Miller Other businesses unchanged Finance/Risk/Technology: Finance - Dublon (CFO) Risk - Wilson & Bammann (Deputy) Technology - Adams & Schmidlin Other: Strategy - Mandelbaum Human Resources/Admin. - Farrell Legal - Guggenheimer & McDavid Bill Harrison - Chairman & CEO Jamie Dimon - President & COO Don Layton - Vice Chairman (Finance, Risk & Technology) David Coulter - Vice Chairman (Investment Bank & IMPB) Office of the Chairman New Management Positions 7

Strategic Rationale A Financial Services Leader with Diversity & Scale Top tier positions in: U.S. retail and middle market financial services Global wholesale financial services Market leadership Balanced business mix Balanced earnings Retail/wholesale Annuity/market sensitive Lower volatility Value creation Scale & financial strength Over $10bn net income $132bn market capitalization $53bn tangible common equity Substantial value from cost savings Cash EPS accretive EPS accretive after repurchases 9 Note: Financial data presented are on a combined basis as of September 30, 2003, market capitalization as of January 14, 2004, before any transaction adjustments, cost savings and merger related costs

Balanced Business Mix Retail 33 IMPB 5 Investment Bank 39 T&SS 7 Cards 16 Slice 7 Slice 8 Slice 9 Slice 10 Slice 11 Slice 12 Slice 13 Slice 14 Slice 15 Slice 16 Combined pre-tax income - $18bn1 Retail 33% Investment Bank 39% Cards 16% Treasury & Securities Services 7% Inv Mgmt & Pvt Banking 5% 1 Excludes Corporate and Private Equity More consistent earnings growth from balanced business mix Retail represents consumer banking and lending, mortgage, auto, small business and middle market Upside potential from private equity portfolio (Annualized as of 9/30/03) 11

Market Leadership in Retail Financial Services A Leader With Multiple Customer Touch Points Source: Internal company data, SNL Financial as of 6/30/03 for branches and as of 9/30/03 for deposits, R.L. Polk, SMR Research, Inside Mortgage Finance and Barlo Research 13

Market Leadership in Retail Financial Services Extensive, Regionally Distributed Branch Network Combined branch network reaches nearly 50% of the U.S. population, with significant concentration in urban areas Note: Excludes California, Delaware and Florida Source: SNL Financial as of 6/30/03 15

Market Leadership in Retail Financial Services Retail Branch Banking Core deposits1 1 Excludes foreign deposits and CDs greater than $100K Note: Pro forma for pending acquisitions Source: SNL Financial as of 6/30/03 for branches and as of 9/30/03 for deposits Branch network Total combined deposits ($bn) : $477 17

Market Leadership in Retail Financial Services Top Positions in Major Markets 1 Represents the Nassau-Suffolk MSA Note: Deposit data as of 6/30/03; average household income is for 2003 Source: SNL Financial as of 6/30/03 and Claritas 19

Market Leadership in Retail Financial Services Second-Largest U.S. Credit Card Issuer Top 10 credit card issuers - Q2 2003 Note: Pro forma for recent and pending transactions Source: Nilson Report as of 6/30/03 and internal company data 95mm cards issued $228bn annual charge volume More than 500 co-brand partnerships 21

Market Leadership in Wholesale Financial Services Broad Client Base Benefits from Combined Products 1 Approximate numbers, combined number may contain duplicate customers Significant opportunity to offer expanded product set to a larger client base 23

Market Leadership in Wholesale Financial Services Investment Bank 25 1 Based on 9/30/03 YTD IB revenues versus C, GS, LEH, MER and MWD Source: Thomson Financial and internal company data

Market Leadership in Wholesale Financial Services Treasury & Securities Services 27 Source: Thomson Financial, Globalcustody.net, Ernst & Young, NACHA and internal company data

Market Leadership in Wholesale Financial Services Investment Management & Private Banking 29 Source: Company filings, Pensions & Investments, iMoneyNet, Financial Research and internal company data

Scale & Financial Strength A Leading Global Financial Services Firm Market capitalization ($bn) Tangible equity ($bn) 2004 GAAP earnings ($bn) 31 1 Before transaction adjustments, cost savings and merger related costs Note: Market data as of January 14, 2004; financial data as of September 30, 2003; pro forma for recent transactions; excludes insurance companies and government agencies Source: I/B/E/S and SNL Financial

Scale & Financial Strength Strong Balance Sheet with Excess Capital Generation 1 As of September 30, 2003 2 Estimated as of December 31, 2003; assumes effect of $3.0bn pre-tax merger related costs 3 Assuming an 8.5% Tier 1 ratio Note: Does not include effect of any share repurchases Column 1 Column 3 Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 2004 6.1 2005 9.8 2006 14.8 Cumulative excess capital generation3 ($bn) 33

Value Creation Conservative, Achievable Cost Savings Combined management team has extensive experience integrating large transactions Integration plan will emphasize best practices Phase-in over 3 years, 100% achieved by 2007 35

Value Creation Impact On Earnings Per Share 2005E % accretion/(dilution) Note: 2005 earnings based on 2004 I/B/E/S median, grown at I/B/E/S long term growth rate Accretive to EPS 37

Value Creation Key Financial Assumptions I/B/E/S median EPS estimates for 2004 of $3.35 and $3.15 for Bank One and JPMorgan Chase, respectively 2005 earnings consistent with I/B/E/S growth estimates Cost savings of $2.2bn (pre-tax) Savings phased-in over 3 years: 33% in 2004, 65% in 2005 and 85% in 2006 Net revenue synergies expected but not included Merger related costs of $3bn (pre-tax) $3.5bn of share repurchases assumed in both 2004 and 2005 Assumes transaction closes mid-2004 39

Value Creation A Compelling Value Proposition for Shareholders Leading global financial services firm with a balanced focus on retail and wholesale clients Improves risk profile and decreases volatility of earnings Strong management team + integration experience + achievable cost savings = lower execution risk Potential for multiple expansion given earnings growth and excess capital generation Value creation for all shareholders 41

Appendix: Earnings Impact $mm except per share 43 1 EPS based on 2004 I/B/E/S median estimates, grown at I/B/E/S long term growth rate. Net income numbers based on EPS Note: Figures are shown on an after-tax basis

Appendix: Combined Selected Financials $mm (except employees); YTD as of 9/30/03 Note: Does not reflect transaction adjustments, cost savings and merger related costs Source: Company filings 45

Appendix: Combined Credit Quality YTD as of 9/30/03 1 YTD 9/30/03 annualized Source: Company filings 47